UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc. 24 Prime Parkway Natick, MA 01760	Report for Period January 1, 2005 to March 31, 2005 Pursuant to Rule 24

File No.  70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company.  Pursuant to HCAR No. 35-26108  and 35-26335 and 35-26564, SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter.  Accordingly, this report includes the following information:

1.

A summary balance sheet and an income statement (unaudited) for the three-month period ended March 31, 2005.  See Exhibit A.

2.

A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered.  Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the fifth day of May 2005.

Select Energy Services, Inc. By: /s/ Linda A. Jensen Linda A. Jensen Vice President - Finance

EXHIBIT A

SELECT ENERGY SERVICES, INC.

BALANCE SHEET - March 31, 2005

ASSETS

CURRENT ASSETS:	2005 ------------

Cash and cash equivalents	$15,555,796
Contract receivables, current, less allowance for uncollectibles of $605,277	16,410,450
Other current assets	2,278,268 -------------

Total current assets	34,244,514 -------------

PROPERTY AND EQUIPMENT	6,111,284
Less accumulated depreciation and amortization	2,811,578 -------------
Net property and equipment	3,299,706 -------------
OTHER ASSETS	107,440,187

TOTAL ASSETS	$144,984,407 ==========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable	$ 8,924,508
Accrued Expenses	5,358,835
Accrued Income Taxes	1,188,340
Short-Term Borrowing NU Moneypool	9,250,000 -------------

Total current liabilities	24,721,683 -------------

OTHER LIABILITIES:
Deferred income tax liability	(1,434,975)
Other	88,219,107 -------------
Total other liabilities	86,784,132 -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
Common stock, $1 par value. Authorized and issued 100 shares	100
Additional paid-in-capital	25,150,000
Foreign Currency Exchange Retained Earnings	8,328,492 -------------
Total stockholder's equity	33,478,592
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$144,984,407 =========

SELECT ENERGY SERVICES, INC.

STATEMENT OF OPERATION

FOR THE QUARTER ENDED MARCH 31, 2005

REVENUES	$ 22,620,739

COST OF REVENUES	22,729,433 ------------

Gross profit	(108,694)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,103,652 ------------

Operating income	(3,212,346) ------------

INTEREST INCOME (EXPENSE)
Interest income	1,608,358
Interest expense	(1,313,422) ------------
294,936 ------------
Income before income tax expense	(2,917,408)

INCOME TAX EXPENSE (BENEFIT)	(1,153,244)

Net Income (Loss)	$(1,764,164) =========

EXHIBIT B

SELECT ENERGY SERVICES, INC.

REPORT FOR JANUARY 1 - MARCH 31, 2005

NARRATIVE DESCRIPTION OF SERVICES

Energy Management Services

SESI provided the following services to clients in the period:  energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment, system commissioning and reporting of program results.  The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.